UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PINNACLE ENTERTAINMENT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.10 per Share
(Title of Class of Securities)
723456109
(CUSIP Number of Common Stock Underlying Class of Securities)
Elliot D. Hoops, Esq.
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
(702) 541-7777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
$747,831.00	$87.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $747,831.00 calculated using the Black-Scholes method based on a price per share of common shares of $11.33, the average of the high and low prices of the Issuer’s common shares as reported on the New York Stock Exchange on August 9, 2011. The amount of the filing fee equals $116.10 per $1,000,000.00.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87.00	Form or Registration No. SCT TO 005-33517
Filing Party: Pinnacle Entertainment, Inc.	Date Filed: August 11, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Pinnacle Entertainment, Inc. (the “Company”), with the Securities and Exchange Commission on August 11, 2011, in connection with the offer by the Company to certain eligible employees of the Company, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.10 per share (the “Exchange Offer”).
Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only exhibits and items of the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.
Amendment to Exhibit (a)(1)(A) to the Schedule TO
The Company is amending the disclosures set forth in the Offer to Exchange Certain Stock Options for Shares for New Stock Options, dated August 11, 2011 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows:
The third paragraph in Section III. 11, “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options,” (immediately under the table showing beneficial ownership of options) is amended to include the following sentence: “On August 10, 2011, Anthony M. Sanfilippo purchased 5,000 shares of the Company’s common stock on the open market at a price per share of $11.45 and 5,000 shares of the Company common stock on the open market at a price per share of $11.58.”
Amendment to Items of the Schedule TO
This Amendment No. 1 only amends and restates those items of the Schedule TO that incorporate by reference Section III. 11 of the Offer to Exchange.
Item 3. Identity and Background of Filing Person.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, and Schedule A (“Information Concerning the Executive Officers and Directors of Pinnacle Entertainment, Inc.”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III. 1 (“The Offer — General; Eligibility; Offer Expiration Time”), Section III. 2 (“The Offer — Source and Amount of Consideration; Terms of New Options”), Section III. 3 (“The Offer — Purpose”), Section III. 4 (“The Offer — Procedures for Tendering Eligible Options”), Section III. 5 (“The Offer — Withdrawal Rights and Change of Elections”), Section III. 6 (“The Offer — Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III. 7 (“The Offer — Extension of Offer; Termination; Amendment”), Section III. 8 (“The Offer — Material U.S. Federal Income Tax Consequences”), Section III. 9 (“The Offer — Conditions to Completion of the Offer”), Section III. 12 (“The Offer — Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III. 13 (“The Offer — Legal Matters; Regulatory Approvals”) and Section III. 15 (“The Offer — Source and Amount of Consideration”) is incorporated herein by reference.

(b) Purchases. Members of the Company’s Board of Directors and executive officers are not eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”) and Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, Section III. 16 (“The Offer — Information Concerning Pinnacle Entertainment, Inc.”) and Section III. 17 (“The Offer — Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Plan and the related form of New Option award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding agreements involving the Company’s securities.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Exchange under Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Exchange under Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, is incorporated herein by reference.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III. 8 (“The Offer — Material U.S. Federal Income Tax Consequences”), Section III. 11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), as amended, and Section III. 13 (“The Offer — Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(c) Other Material Information. Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(1)(B)*	Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(C)*	Form of Email Communication to Eligible Employees Announcing Program Launch.
(a)(1)(D)*	Form of Cover Letter to Eligible Employees Announcing Program Launch.
(a)(1)(E)*	Form of Letter Rejecting the Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(F)*	Form of Letter Reminding Eligible Employees of Program.
(a)(1)(G)*	Form of Email Communication Reminding to Eligible Employees of Program.
(a)(1)(H)*	Form of Email Communication to Eligible Employees Confirming Election to Participate.
(a)(1)(I)*	Form of Letter to Eligible Employees Confirming Election to Participate.
(a)(1)(J)*	Form of Email Communication to Eligible Employees Confirming Election Not to Participate.
(a)(1)(K)*	Form of Letter to Eligible Employees Confirming Election Not to Participate.
(a)(1)(L)*	Form of Final Email Communication to Eligible Employees Confirming Participation.
(a)(1)(M)*	Form of Final Letter to Eligible Employees Confirming Participation.
(a)(1)(N)*	Form of Email Communication to Eligible Employees Announcing Exercise Price of New Options.
(b)	Not applicable.
(d)(1)*	Pinnacle Entertainment, Inc., 2005 Equity and Performance Incentive Plan, as amended.
(d)(2)*	Form of Stock Option Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PINNACLE ENTERTAINMENT, INC.
By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez,
Executive Vice President and Chief Financial Officer

Date: August 12, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(1)(B)*	Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(C)*	Form of Email Communication to Eligible Employees Announcing Program Launch.
(a)(1)(D)*	Form of Cover Letter to Eligible Employees Announcing Program Launch.
(a)(1)(E)*	Form of Letter Rejecting the Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(F)*	Form of Letter Reminding Eligible Employees of Program.
(a)(1)(G)*	Form of Email Communication Reminding to Eligible Employees of Program.
(a)(1)(H)*	Form of Email Communication to Eligible Employees Confirming Election to Participate.
(a)(1)(I)*	Form of Letter to Eligible Employees Confirming Election to Participate.
(a)(1)(J)*	Form of Email Communication to Eligible Employees Confirming Election Not to Participate.
(a)(1)(K)*	Form of Letter to Eligible Employees Confirming Election Not to Participate.
(a)(1)(L)*	Form of Final Email Communication to Eligible Employees Confirming Participation.
(a)(1)(M)*	Form of Final Letter to Eligible Employees Confirming Participation.
(a)(1)(N)*	Form of Email Communication to Eligible Employees Announcing Exercise Price of New Options.
(b)	Not applicable.
(d)(1)*	Pinnacle Entertainment, Inc., 2005 Equity and Performance Incentive Plan, as amended.
(d)(2)*	Form of Stock Option Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO